SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Material Contained in this Report

1. English press release entitled, “Amendment Report for Extraordinary Report”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: August 1, 2022	By	/s/ HITOMARO YANO
Hitomaro Yano
Executive Officer
Head of Treasury and Accounting Headquarters

August 1, 2022

Amendment Report for Extraordinary Report

1. Reason for filing Amendment Report for Extraordinary Report

On June 29, 2022, ORIX Corporation (TSE: 8591; NYSE: IX) filed an extraordinary report concerning the results of the exercise of voting rights at the 59th General Meeting of Shareholders pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc. However, in order to make partial amendments, this amendment report for such extraordinary report is filed pursuant to Article 24-5, Paragraph 5 of the Financial Instruments and Exchange Act of Japan.

2. Amended matters

2. Description of Report

(3)	Number of Voting Rights for Approval, Disapproval and Abstentions in the Matters to be Resolved, and the Requirements for Approval and Voting Results Thereof

3. Amendments

Amendments have been underlined.

Before amendment:

(3)	Number of Voting Rights for Approval, Disapproval and Abstentions in the Matters to be Resolved, and the Requirements for Approval and Voting Results Thereof

Matters to be Resolved	Number of Approvals (units)	Number of Disapprovals (units)	Number of Abstentions (units)	Approval Rate (%)	Voting Result
Proposal 1	9,822,505	11,220	0	99.81	Approved
Proposal 2
Makoto Inoue	9,537,590	298,185	0	96.91	Approved
Shuji Irie	9,734,663	77,498	23,617	98.92	Approved
Satoru Matsuzaki	9,660,897	65,386	23,617	98.17	Approved

Yoshiteru Suzuki	9,747,019	65,142	23,617	99.04	Approved
Stan Koyanagi	9,747,074	65,087	23,617	99.04	Approved
Michael Cusumano	9,797,725	38,055	0	99.56	Approved
Sakie Akiyama	9,577,094	199,387	59,295	97.31	Approved
Hiroshi Watanabe	9,668,746	167,032	0	98.25	Approved
Aiko Sekine	9,714,140	68,008	53,632	98.71	Approved
Chikatomo Hodo	9,797,674	38,106	0	99.56	Approved
Noriyuki Yanagawa	9,819,221	16,558	0	99.77	Approved

(Notes) Approval requirements for the adoption of each proposal are as follows:

•

Approval of not less than two-thirds (2/3) of the voting rights held by the shareholders present at the Meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for adoption of proposal 1.

-more-

•

Approval of a majority of the voting rights held by the shareholders present at the Meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for adoption of proposal 2.

After amendment:

(3)	Number of Voting Rights for Approval, Disapproval and Abstentions in the Matters to be Resolved, and the Requirements for Approval and Voting Results Thereof

Matters to be Resolved	Number of Approvals (units)	Number of Disapprovals (units)	Number of Abstentions (units)	Approval Rate (%)	Voting Result
Proposal 1	9,822,505	11,220	0	99.81	Approved
Proposal 2
Makoto Inoue	9,537,590	298,185	0	96.91	Approved
Shuji Irie	9,734,663	77,498	23,617	98.92	Approved
Satoru Matsuzaki	9,746,775	65,386	23,617	99.04	Approved

Yoshiteru Suzuki	9,747,019	65,142	23,617	99.04	Approved
Stan Koyanagi	9,747,074	65,087	23,617	99.04	Approved
Michael Cusumano	9,797,725	38,055	0	99.56	Approved
Sakie Akiyama	9,577,094	199,387	59,295	97.31	Approved
Hiroshi Watanabe	9,668,746	167,032	0	98.25	Approved
Aiko Sekine	9,714,140	68,008	53,632	98.71	Approved
Chikatomo Hodo	9,797,674	38,106	0	99.56	Approved
Noriyuki Yanagawa	9,819,221	16,558	0	99.77	Approved

(Notes) Approval requirements for the adoption of each proposal are as follows:

•

Approval of not less than two-thirds (2/3) of the voting rights held by the shareholders present at the Meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for adoption of proposal 1.

•

Approval of a majority of the voting rights held by the shareholders present at the Meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for adoption of proposal 2.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 28 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2022)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2021 – March 31, 2022.”